Exhibit 4.12

XEROX CORPORATION,

as ISSUER,

and

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION,

as TRUSTEE

THIRD SUPPLEMENTAL INDENTURE

Dated as of June 25, 2003

To

The Indenture, dated as of January 17, 2002,

among Xerox Corporation, as Issuer, and

Wells Fargo Bank Minnesota, National Association, as Trustee,

Relating to the Company’s 9 3/4% Senior Notes due 2009

(Denominated in Euro), as supplemented by the First Supplemental Indenture thereto,

dated as of June 21, 2002 and the Second Supplemental Indenture thereto, dated as of

July 30, 2002

THIRD SUPPLEMENTAL INDENTURE

THIS THIRD SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”), dated as of June 25, 2003, among XEROX CORPORATION, a corporation duly organized and existing under the laws of the State of New York (the “Company”), the Guarantors listed on the signature pages hereto (the “Guarantors”) and WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION, a national banking association, as trustee (the “Trustee).

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of January 17, 2002, as supplemented by the First Supplemental Indenture thereto, dated as of June 21, 2002 and the Second Supplemental Indenture thereto, dated as of July 30, 2002 (as supplemented, the “Indenture”), providing for the issuance of an aggregate principal amount of $600,000,000 of its 9 3/4% Senior Notes due 2009 (the “Notes”);

WHEREAS, pursuant to Section 1013(c) of the Indenture, the Company shall have the right to cause certain of its subsidiaries to execute a guarantee in respect of the Company’s obligations under the Notes; and

WHEREAS, pursuant to Section 901(6) of the Indenture, the Company and the Trustee are authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guarantors, the Company and the Trustee mutually covenant and agree as follows

1.    Definitions.    Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Indenture.

2.    Agreement to Guarantee.    The Guarantors hereby jointly and severally agree to fully and unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture (each, a “Guarantee”), including the prompt payment in full when due of the principal of, premium on, if any, interest and, without duplication, Additional Interest, if any, on the Notes and all other amounts payable by the Company under the Indenture and the Notes, subject to any applicable grace period, whether at maturity, by acceleration or otherwise, and interest on any overdue principal and any overdue interest on the Notes and all other obligations of the Company to the Holders or the Trustee hereunder or under the Notes, and to be bound by all applicable provisions of the Indenture and the Notes.

3.    Release of Guarantees.    Any Guarantee shall be automatically and unconditionally released upon the release (other than by reason of payment under such guarantee) of such Guarantor’s guarantee of the Credit Agreement, dated as of June 19, 2003, among the Company, Xerox Capital (Europe) plc, Xerox Canada Capital Ltd., the lenders from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent for the Lenders, and as the Collateral Agent and LC Issuing Bank, Deutsche Bank

Securities Inc., as Syndication Agent and Citicorp North America, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC as Co-Documentation Agents. Any Guarantee shall also be automatically and unconditionally released upon: (i) the designation of such Guarantor as an Unrestricted Subsidiary in compliance with the provisions of the Indenture or (ii) any transaction, including without limitation, any sale, exchange or transfer, to any Person not an Affiliate of the Company, of the Company’s Capital Stock in, or all or substantially all the property of, such Guarantor, which transaction is in compliance with the terms of the Indenture, and which results in the Guarantor ceasing to be a Subsidiary of the Company and, in the case of either clause (i) or clause (ii), such Guarantor is released from all guarantees, if any, by it of other Capital Markets Debt of the Company.

4.    Ratification of Indenture; Supplemental Part of Indenture.    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of the Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

5.    Governing Law.    THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

6.    Multiple Originals.    The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

7.    Effect of Headings.    The Section headings herein are for convenience only and shall not affect the construction hereof.

8.    Successors.    All agreements of the Company and the Guarantors in this Supplemental Indenture shall bind their successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

9.    Separability Clause.    In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

10.    Conflict with Trust Indenture Act.    If any provision hereof limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), such provision or requirement of the Trust Indenture Act shall control.

If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Supplemental Indenture as so modified or excluded, as the case may be.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, and attested, as of the date first above written.

XEROX CORPORATION

By:	/s/ RHONDA SEEGAL
Name: Rhonda Seegal
Titles: Vice President and Treasurer

GUARANTORS:

INTELLIGENT ELECTRONICS, INC.

By:	/s/ ROBERT HOPE
Name: Robert Hope
Title: Treasurer

XEROX INTERNATIONAL JOINT MARKETING, INC.

By:	/s/ JAMES FIRESTONE
Name: James Firestone
Title: President and Treasurer

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION

By:	/s/ JANE Y. SCHWEIGER
Name: Jane Y. Schweiger
Title:Vice President